July 31, 2025

Robert Hoffman
Chief Financial Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, WA 98660

       Re: CytoDyn Inc.
           Registration Statement on Form S-3
           Filed July 25, 2025
           File No. 333-288970
Dear Robert Hoffman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mary Ann Frantz